UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE    ``
                                                            October 30, 2020

Jennifer Diagonale
Contrarian Capital Management L.L.C.
411 West Putnam Avenue, Suite 425
Greenwich, CT 06830

        Re:      Life Partners Position Holder Trust
                 Schedule TO-T
                 Filed on October 28, 2020
                 File No. 005-90716

Dear Ms. Diagonale:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit (a)(1)(A)     Offer to Purchase

    1. Given that two separate tender offers are being made, please advise us, with a view toward revised disclosure, why the above-captioned exhibit has been
title    Offer to
       Purchase    instead of    Offers to Purchase.

Section 8. Information Concerning the Trust and the Partnership, page 28

    2. Please revise to include the correct address for the U.S. Securities and Exchange
       Commission in both locations where the former address has been disclosed.

Section 10. Source and Amount of Funds, page 33

    3. Please advise us, with a view toward revised disclosure, the basis for the statement that
          Parent has sufficient capital available to purchase all the Interests which [it seeks].
 Jennifer Diagonale
c/o Contrarian Capital Management, L.L.C.
October 30, 2020
Page | 2

Section 12. Conditions of the Tender Offer, page 34

    4. We note the offer conditions    may be asserted [ ] regardless of the
circumstances giving
       rise to any such condition.    Conditions that are subjectively
determinable or within the
       control of a bidder may result in the offer being deemed illusory in contravention of
       Section 14(e) of the Exchange Act. Please revise this statement in both locations in which it appears in order to remove the implication that offer conditions may be triggered by the action or inaction of an Offeror (as defined in General Instruction K.1.
       to Schedule TO at Rule 14d-100).

    5. We note the following statement:    Our failure at any time to exercise
any of the
       foregoing rights will not be deemed a waiver of any such right and each such right shall
       be deemed an ongoing right       This representation suggests that the
bidders (as
       defined in Rule 14d-1(g)(2)) may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes. To the
       extent a bidder becomes aware of any condition being    triggered
that would enable the
       offer to be terminated, and thereby cancel the obligation of a bidder to accept tenders, and the bidder elects to proceed with the offer, we view that decision as being tantamount to a waiver of the condition and a material change to the offer. Accordingly, please revise to avoid any inconsistency with respect to the stated understanding of the bidders regarding their planned treatment of material changes.

   Exhibit (a)(1)(B)/(C)

    6. Please advise us of the purpose of the following language:    You
acknowledge that you
       have received the Offer to Purchase and that you have had an opportunity to read the
       Offer to Purchase, and to discuss the Offer and the Offer to Purchase with your
       advisors       Asking holders of the Interests to make the equivalent of
a certification
       appears intended to serve as a means of limiting or eliminating liability. Consequently, the non-negotiable representation such holders are required to make as an apparent pre-
       condition to having their interests accepted is sought without the Offer to Purchase or
       Assignment Form first having disclosed the purpose of language and the possible effect tendering will have on their future rights in the event disclosures are subsequently challenged is inconsistent with Item 1011(c) of Regulation M-A and
Section 14(e).

    Exhibit (a)(1)(G)

    7. Advise us where the Notice of Offer to Purchase for Cash was published and the rule provision(s) under which the bidders proceeded to disseminate the tender offer.

                                        *      *       *
 Jennifer Diagonale
c/o Contrarian Capital Management, L.L.C.
October 30, 2020
Page | 3

       We remind you that the Offerors are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3266.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.
Kenneth Schlesinger, Esq.